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                               June 15, 2021

       Matthew R. Krna
       Chief Executive Officer and Director
       Alpha Partners Technology Merger Corp.
       One Penn Plaza
       36th Floor
       New York, NY 10119

                                                        Re: Alpha Partners
Technology Merger Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed June 2, 2021
                                                            File No. 333-253221

       Dear Mr. Krna :

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Form S-1

       Summary, page 1

   1. We note your revised disclosure defines "anchor investors" as certain institutions which are unaffiliated with
you or your management team that (i) will purchase private
                                                        placement units in a
private placement that will close concurrently with this offering, (ii)
                                                        will purchase founder
units from your sponsor in connection with the closing of the business combination
and (iii) have indicated an interest in purchasing units in this offering. Please revise
your filing to identify such anchor investors.

             You may contact Mark Wojciechowski at (202) 551-3759 or Karl Hiller, Accounting
       Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial
 Matthew R. Krna
Alpha Partners Technology Merger Corp.
June 15, 2021
Page 2

statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Karina
Dorin at (202) 551- 3763 with any other questions.



                                                          Sincerely,
FirstName LastNameMatthew R. Krna
                                                    Division of Corporation
Finance
Comapany NameAlpha Partners Technology Merger Corp.
                                                    Office of Energy &
Transportation
June 15, 2021 Page 2
cc:       Derek Dostal
FirstName LastName